Exhibit 99.1
Olink reports third quarter 2023 financial results

UPPSALA, Sweden, November 15, 2023 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the third quarter ended September 30, 2023.

Highlights
•Third quarter 2023 revenue totaled $44.2 million, representing year over year growth of 39% on a reported basis and 38% on a constant currency adjusted like-for-like basis
•Total Explore customer installations reached 87, with 13 installations during the third quarter
•Total Signature Q100 placements reached 153, with 21 placements during the third quarter
•Explore revenue of $32.3 million accounted for 73% of total third quarter revenue, with Explore Kit revenue totaling $17.4 million, or 54% of total Explore revenues
•Third quarter kits revenue and analysis services revenue represented 54% and 38% of total revenue, respectively
•Third quarter 2023 net loss was $(1.8) million, with adjusted EBITDA of $2.0 million; compared to third quarter 2022 net loss of $(1.3) million and adjusted EBITDA of $(1.7) million
•Exited third quarter 2023 with a cash balance of $130 million

Third quarter financial results
Total revenue for the third quarter of 2023 was $44.2 million, as compared to $31.8 million for the third quarter of 2022, growing 39% year over year and driven primarily by strength in our kit business.

Third quarter 2023 kits revenue of $23.8 million represented 54% of our total revenue, compared to 42% for the third quarter of 2022; and grew 78% year over year as a result of continued Explore and Target revenue growth in combination with the launch of Explore HT.

Analysis services revenue for the third quarter of 2023 was $16.9 million, as compared to $15.1 million for the third quarter of 2022.

Other revenue was $3.5 million for the third quarter of 2023, as compared to $3.2 million for the third quarter of 2022. Other revenue growth was driven by Signature Q100 placements and other hardware revenue.

By geography, revenue during the third quarter of 2023 was $17.9 million in Americas, $20.9 million in EMEA (including Sweden), and $5.4 million in China and RoW (including Japan).

Reported gross profit was $30.9 million in the third quarter of 2023, as compared to $21.0 million in the third quarter of 2022. Adjusted gross profit was $32.0 million in the third quarter of 2023, as compared to $21.8 million in the third quarter of 2022.

Reported gross profit margin for kits was 83% for the third quarter of 2023, as compared to 87% for the third quarter of 2022. Adjusted gross profit margin for kits was 85% for the third quarter of 2023, as compared to 89% for the third quarter of 2022.

Reported gross profit margin for analysis services was 60% as compared to 51% in the third quarter of 2022. Adjusted gross profit margin for analysis services was 65% for the third quarter of 2023, as compared to 55% in the third quarter of 2022.

Reported and adjusted gross profit margin for Other was 25% for the third quarter of 2023, as compared to 49% for the third quarter of 2022.

Total operating expenses for the third quarter of 2023 were $38.5 million, as compared to $29.0 million for the third quarter of 2022. The increase was largely due to continued investment into Olink's commercial organization, research and development team expansion, and additional administrative costs.

Exhibit 99.1

Net loss was $(1.8) million for the third quarter of 2023 and adjusted EBITDA was $2.0 million, as compared to a net loss of $(1.3) million and adjusted EBITDA of $(1.7) million for the third quarter of 2022.

Net loss per share for the third quarter of 2023 was $(0.01) based on a weighted average number of outstanding shares of 124,342,715 as compared to a net loss per share of $(0.01) in the third quarter of 2022 based on a weighted average number of outstanding shares of 119,098,118.

Webcast and conference call
Due to the pending acquisition of Olink by Thermo Fisher Scientific Inc., Olink will not be hosting a conference call.

Statement regarding use of non IFRS financial measures
We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Investor contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Michael B. Gonzales
VP Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com

Forward-looking statements
This press release contains express or implied “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding the proposed acquisition of Olink by Thermo Fisher (the “Proposed Acquisition”), our 2023 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the COVID-19 pandemic, the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international

Exhibit 99.1
operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts; the ability of the parties to satisfy the closing conditions of the Proposed Acquisition on a timely basis, if at all; the possibility of regulatory approvals required for the Proposed Acquisition not being timely obtained, if obtained at all, or being obtained subject to conditions; uncertainties as to how many of Olink’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Thermo Fisher and Olink to terminate the Purchase Agreement; negative effects of the announcement of the Proposed Acquisition on the market price of Olink’s common stock; prior to the completion of the Proposed Acquisition, Olink’s business experiencing disruptions due to uncertainty or other factors related to the Proposed Acquisition making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Proposed Acquisition; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected timeframe for completing the Proposed Acquisition, or at all. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “seek,” “plan,” “outlook,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “currently,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F for the fiscal year ended December 31, 2022 (Commission file number 001-40277) and elsewhere in the documents we file or furnish with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended September 30		Nine months ended September 30

Amounts in thousands of U.S. Dollars unless otherwise stated	Note	2023	2022	2023	2022
Revenue	4	44,152	31,772	101,045	81,963
Cost of goods sold		(13,265)	(10,785)	(35,253)	(30,589)
Gross profit		30,887	20,987	65,792	51,374
Selling expenses		(14,283)	(11,240)	(38,886)	(31,293)
Administrative expenses		(15,716)	(11,998)	(47,887)	(40,391)
Research and development expenses		(8,260)	(6,443)	(22,701)	(19,761)
Other operating income/(expense)		(275)	725	(265)	1,292
Operating loss		(7,647)	(7,969)	(43,947)	(38,779)
Interest income		4,531	29	5,137	40
Interest expense		(303)	(141)	(539)	(407)
Foreign exchange, net		1,171	6,427	8,590	16,906
Other finance income		—	—	578	—
Loss before tax		(2,248)	(1,654)	(30,181)	(22,240)
Income tax benefit	5	429	366	6,130	3,960
Net loss for the period (Attributable to shareholders of the Parent)		(1,819)	(1,288)	(24,051)	(18,280)
Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		563	(31,989)	(18,275)	(84,378)
Other comprehensive loss for the period, net of tax		563	(31,989)	(18,275)	(84,378)
Total comprehensive loss for the period, net of tax		(1,256)	(33,277)	(42,326)	(102,658)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		(1,256)	(33,277)	(42,326)	(102,658)
Basic and diluted loss per share	9	(0.01)	(0.01)	(0.19)	(0.15)

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	Note	September 30, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets		241,535	257,480
Property, plant and equipment		22,626	15,056
Right-of-use asset		25,896	9,891
Deferred tax assets	5	16,978	10,846
Other long-term receivables		407	571
Total non-current assets		307,442	293,844
Current assets
Inventories		53,372	44,246
Trade receivables		46,908	52,743
Other receivables		2,465	2,562
Prepaid expenses and accrued income		12,361	7,786
Cash at bank and in hand		130,277	75,109
Total current assets		245,383	182,446
TOTAL ASSETS		552,825	476,290
EQUITY
Share capital	6	32,221	30,988
Other contributed capital	6	616,646	514,133
Reserves/(Deficit)		(76,863)	(58,588)
Accumulated Deficit		(99,899)	(75,848)
Total equity attributable to shareholders of the Parent		472,105	410,685
LIABILITIES
Non-current liabilities
Lease liabilities	7	21,751	7,322
Deferred tax liabilities	5	20,273	22,196
Total non-current liabilities		42,024	29,518
Current liabilities
Interest-bearing loans and borrowings	7	3,739	2,113
Accounts payable		8,590	6,885
Current tax liabilities		1,320	1,389
Other current liabilities	10	25,048	25,700
Total current liabilities		38,697	36,086
Total liabilities		80,720	65,605
TOTAL EQUITY AND LIABILITIES		552,825	476,290

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30
Amounts in thousands of U.S. Dollars	Note	2023	2022
Operating activities
Loss before tax		(30,181)	(22,240)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		13,872	13,034
Net finance income		(13,767)	(16,425)
Loss on sale of assets		138	401
Share-based compensation expense	6	8,141	5,826
Other		(72)	(94)
Changes in working capital:
Increase in inventories		(11,117)	(13,194)
Decrease in accounts receivable		6,012	7,738
Decrease in other current receivables		(5,557)	(6,435)
Increase in trade payables		1,734	3,281
Decrease in other current liabilities		(103)	(555)
Interest received		5,032	40
Interest paid		(539)	(407)
Other finance income		578	—
Tax paid		(1,258)	(937)
Cash flow used in operating activities		(27,087)	(29,967)
Investing activities
Purchase of intangible assets		(1,449)	(1,060)
Purchase of property, plant and equipment		(11,618)	(5,115)
Proceeds from sale of property, plant and equipment		10	—
Increase in other non-current financial assets		159	56
Cash flow used in investing activities		(12,898)	(6,119)
Financing activities
Proceeds from issue of share capital	6	100,205	24
Share issue costs	6	(5,026)	—
Payment of principal portion of lease liability		(1,929)	(2,144)
Cash flow from/(used in) financing activities		93,250	(2,120)
Net cash flow during the period		53,265	(38,206)
Cash at bank and in hand at the beginning of the period		75,109	118,096
Net foreign exchange difference		1,903	(2,764)
Cash at bank and in hand at the end of the period		130,277	77,126

Exhibit 99.1
Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended September 30		Nine months ended September 30
Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022	2023	2022
Kit
Revenue	23,797	13,395	47,841	24,535
Cost of goods sold	(3,955)	(1,696)	(8,688)	(3,120)
Gross profit	19,842	11,699	39,153	21,415
Gross profit margin	83.4%	87.3%	81.8%	87.3%
Less:
Depreciation charges	269	142	605	410
Share-based compensation expenses	82	42	194	122
Adjusted Gross Profit	20,193	11,883	39,952	21,947
Adjusted Gross Profit %	84.9%	88.7%	83.5%	89.5%

Service
Revenue	16,904	15,132	42,842	49,623
Cost of goods sold	(6,722)	(7,444)	(18,732)	(23,369)
Gross profit	10,182	7,688	24,110	26,254
Gross profit margin	60.2%	50.8%	56.3%	52.9%
Less:
Depreciation charges	622	605	1,722	1,888
Share-based compensation expenses	108	23	263	112
Adjusted Gross Profit	10,912	8,316	26,095	28,254
Adjusted Gross Profit %	64.6%	55.0%	60.9%	56.9%

Corporate / Unallocated
Revenue	3,450	3,245	10,361	7,805
Cost of goods sold	(2,588)	(1,645)	(7,833)	(4,100)
Gross profit	862	1,600	2,528	3,705
Gross profit margin	25.0%	49.3%	24.4%	47.5%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	862	1,600	2,528	3,705
Adjusted Gross Profit %	25.0%	49.3%	24.4%	47.5%

Exhibit 99.1
Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended September 30		Nine months ended September 30
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	44,152	31,772	101,045	81,963
Revenue growth (IFRS)	39.0%	56%	23%
Foreign exchange impact	1.4%	(9%)	(1%)
Constant currency revenue growth	37.6%	68%	24%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended September 30		Nine months ended September 30
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	44,152	31,772	101,045	81,963
Cost of goods sold	(13,265)	(10,785)	(35,253)	(30,589)
Gross Profit	30,887	20,987	65,792	51,374
Gross Profit %	70.0%	66.1%	65.1%	62.7%
Less:
Depreciation charges	891	748	2,326	2,298
Share-based compensation expenses	189	65	456	234
Adjusted Gross Profit	31,967	21,800	68,574	53,906
Adjusted Gross Profit %	72.4%	68.6%	67.9%	65.8%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended September 30		Nine months ended September 30

Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Operating income/(loss)	(7,647)	(7,969)	(43,947)	(38,779)
Add:
Amortization	2,748	2,708	8,245	8,530
Depreciation	2,364	1,532	5,627	4,504
EBITDA	(2,535)	(3,729)	(30,075)	(25,745)
Management Adjustments	1,369	189	2,874	990
Share-based compensation expenses	3,124	1,808	8,141	5,962
Adjusted EBITDA	1,958	(1,732)	(19,060)	(18,793)